August 18, 2025

Toby R. Neugebauer
Chief Executive Officer
Fermi LLC
3401 Armstrong Ave.
Dallas, TX 75205

       Re: Fermi LLC
           Amended Draft Registration Statement on Form S-11
           Submitted August 6, 2025
           CIK No. 0002071778
Dear Toby R. Neugebauer:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 28, 2025 letter.

Amended Draft Registration Statement on Form S-1
Use of Proceeds, page 63

1. Please address the second part of prior comment 6. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts of such other funds needed for each such specified purpose and the sources thereof. In this regard, we note disclosure on page 76 stating that you plan to fund near-term development activity through a combination of funds from the offering and other sources.
 August 18, 2025
Page 2


Nuclear Safety Regulation and Approvals, page 99

2. We note your revised reference in this section to certain disclosure as described in the regulatory section. Please clarify what regulatory section you are referencing here, whether certain risk factors or otherwise.
Executive Compensation
Restricted Equity Unit Grants, page 111

3.     We note your additional disclosure regarding the Restricted Equity Unit
Grants.
       Please describe clearly the terms of these grants including the related settlement and remittance terms.
        Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Matthew L.Fry, Esq.